UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

For the month of September, 2003

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  |X|                     Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

         Yes  |_|                           No  |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes  |_|                           No  |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  |_|                           No  |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

      1. Press Release dated September 15, 2003 announcing the change in Company's fiscal year end; and

      2. Press Release dated September 18, 2003 announcing the start of a clinical trial with Ottawa Regional Women's Breast Health Centre of the Ottawa Hospital; and

      3. Press Release dated September 19, 2003 announcing the first sale of optical molecular imaging system to U.S. National Institutes of Health; and

      4. Press Release dated September 23, 2003 announcing a private placement of US$ 10,3 million in the Company; and

      5. Press Release dated September 29, 2003 announcing the results for the first quarter ended July 31, 2003 of the fiscal year ending December 31, 2003; and

      6. Interim Financial Statements for the three-month period ended July 31, 2003.

[Form 6-K Signature Page]

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ART ADVANCED RESEARCH
                                        TECHNOLOGIES INC.
                                        (Registrant)


                                        By: (s) Sebastien Gignac
                                            ----------------------------------
                                            Name:  Sebastien Gignac
                                            Title: Vice President, Corporate
                                                   Affairs, Secretary and
                                                   General Counsel

Dated: November 24, 2003

[LOGO] ART

                                                       News release
                                                       For immediate publication

                   ART Announces Change in Financial Year End

Montreal, Canada, September, 15, 2003 - ART Advanced Research Technologies Inc.
(ART) (TSX "ARA"), a leading developer of bio-optical imaging technologies announces the change in the ending date of its financial year end from April 30 to December 31. The change in the financial year end is effective as of December 31, 2003 and as a result, annual financial statements will be prepared for the period ending December 31, 2003. The change in the financial year end from April 30 to December 31 is being made by ART so that it will be comparable to most other companies in the bio-optical imaging sector.

About ART

ART Advanced Research Technologies Inc., is a leader in bio-optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is SAMI(TM) (Small Animal Molecular Imager), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. SAMI(TM) is distributed worldwide by GE Medical Systems. The second is SoftScan(R), a medical imaging device that detects, diagnoses and characterizes breast cancer lesions, and will be used for the analysis of breast cancer lesions and the monitoring of treatments. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site www.art.ca.

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties or other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

For more information:

ART Advanced Research Technologies Inc.
Jacques Bedard (jbedard@art.ca)
Senior Vice President Finance & Administration and Chief Financial Officer Nadia Martel (nmartel@art.ca
Vice President, Strategic Alliances and Business Development
Tel.: 514-832-0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Media - Dominic Sicotte: dsicotte@renmarkfinancial.com
Tel.: 514-939-3989; www.renmarkfinancial.com

[LOGO] ART

News release
For immediate publication

                ART ANNOUNCES THE START OF A CLINICAL TRIAL WITH
           OTTAWA REGIONAL WOMEN'S BREAST HEALTH CENTRE OF THE OTTAWA
                                    HOSPITAL

MONTREAL, Canada, September 18, 2003 - ART Advanced Research Technologies Inc.
(ART) (TSE "ARA"), a leading developer of bio-optical imaging technologies and the Ottawa Regional Women's Breast Health Centre at the Civic Campus of The Ottawa Hospital, are pleased to announce the start of a multi-centre clinical trial for ART's SoftScan(R) optical breast imaging device, of which the Ottawa Regional Women's Breast Health Centre is one of the approved clinical sites. Imaging of up to 200 study volunteers at Ottawa Regional Women's Breast Health Centre is expected to be concluded within the next 12 months.

ART has received authorisations - from both Health Canada and the Ottawa Health Research Institute Ethics Board - to begin this clinical trial entitled Optical Characterization of Breast Tissue. Dr. Nathalie Duchesne, radiologist and Head of Breast Imaging and Intervention at the Ottawa Regional Women's Breast Health Centre, will be acting as principal investigator of this first clinical collaboration between the Ottawa Regional Women's Breast Health Centre and ART. The objective of this study is to acquire biological data on a broad range of breast tissue, including targeted breast lesions. This data will be used in the final development of the SoftScan(R) image processing system and will help to characterize the signatures of malignant and benign breast lesions for diagnostic purposes.

"ART is very pleased to begin its clinical collaboration with the Ottawa Regional Women's Breast Health Centre," stated Ms. Micheline Bouchard, President and Chief Executive Officer of ART. "We are privileged to be once again collaborating with Dr. Nathalie Duchesne, who acted as Principal Investigator when she was affiliated with St-Sacrement Hospital of Quebec City during ART's initial clinical trials conducted at the Clinique radiologique Audet, in the year 2000," commented Ms. Bouchard.

"The Ottawa Regional Women's Breast Health Centre is dedicated to providing the highest level of care for women and our involvement with the SoftScan clinical trials will contribute to developing a new modality to improve breast assessment," indicated Dr. Nathalie Duchesne, radiologist and Head of Breast Imaging and Intervention at the Ottawa Regional Women's Breast Health Centre.

About Ottawa Regional Women's Breast Health Centre

The Ottawa Regional Women's Breast Health Centre (WBHC) is a regional program where all of the expertise and services required to provide a well-organized evaluation for women with breast concerns are located. The High Risk Breast Assessment Clinic is part of the WBHC. The WHBC is based on the belief that the highest quality health care for women requiring breast assessment is achieved through collaboration of all those partners who are dedicated to providing both supportive and comprehensive care for women and their families. For more information about the WBHC, visit the web site at www.ottawahospital.on.ca.

About SoftScan(R)

ART's SoftScan(R) is an optical imaging device for the detection, diagnosis and characterization of breast cancer. The information obtained from SoftScan(R) addresses a critical and unmet need in breast tissue analysis. This need is for a device that provides information about how a lesion functions biologically, such as tissue perfusion and blood oxygen content, allowing the characterization of a lesion as benign or malignant.

About ART

ART Advanced Research Technologies Inc., is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is SAMI(TM) (Small Animal Molecular Imager), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. SAMI is distributed worldwide by GE Medical Systems. The second is SoftScan(R), a medical imaging device that detects, diagnoses and characterizes breast cancer lesions, and will be used for the analysis of breast cancer lesions and the monitoring of treatments. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site at www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For more information

ART Advanced Research Technologies Inc.
Sebastien Gignac (sgignac@art.ca)
Vice President, Corporate Affairs
Secretary & General Counsel
Nadia Martel (nmartel@art.ca)
Vice President, Strategic Alliances and Business Development
(514) 832-0777

Ottawa Regional Women's Breast Health Centre
Ron Vezina (rvezina@ottawahospital.on.ca
Manager, Public Affairs and Media Relations
The Ottawa Hospital
(613) 737-8899 ext. 78460

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Media - Dominic Sicotte: dsicotte@renmarkfinancial.com
Tel.: 514-939-3989; www.renmarkfinancial.com

[LOGO]                                                         press information
GE Medical Systems

[LOGO] ART

                                                  For more information, contact:

                                                             Marshall Poindexter
                                                              GE Medical Systems
                                                                  (262) 513-4016

                                                                    Nadia Martel
                                         ART Advanced Research Technologies Inc.
                                                                  (514) 832-0777

FOR IMMEDIATE RELEASE

            ART AND GE MEDICAL SYSTEMS ANNOUNCE FIRST SALE OF OPTICAL MOLECULAR IMAGING SYSTEM TO U.S. NATIONAL INSTITUTES OF HEALTH

  SAMI(TM) to be used by National Institute of Child Health & Human Development

MONTREAL, Canada, and WAUKESHA, Wis. - (September 19, 2003) - ART Advanced Research Technologies Inc. (ART) (TSE "ARA") and GE Medical Systems, a unit of General Electric Company (NYSE: GE), are pleased to announce the first sale of the pre-clinical optical molecular imager, SAMI(TM), to the National Institutes of Health (NIH) in the United States. SAMI is exclusively distributed worldwide by GE Medical Systems.

Researchers from the NIH's National Institute of Child Health & Human Development (NICHD) will be working with ART's innovative optical molecular imaging system, SAMI(TM), as a tool for continuing their important health research advances and results.

"ART is very pleased to announce the sale of the first SAMI(TM) three months after its commercial launch," said Micheline Bouchard, President and Chief Executive Officer of ART. "We are proud that the NIH has chosen to work with SAMI(TM) since the NIH is one of the world's most prestigious research centers. We are confident that SAMI(TM) will be a great market success, as it accelerates the development process of new drug development," added Ms. Bouchard.

ART's system, called the Small Animal Molecular Imager (SAMI(TM)), is an optical fluorescence molecular imaging device developed to help pharmaceutical companies and research laboratories to better understand disease and reduce the development cycle for new drugs.

"GE Medical Systems is very excited that ART's bio-optical imaging technology will be applied in critical research to develop cures for childhood diseases," said Eric Stahre, General Manager of Genomics and Molecular Imaging at GE Medical Systems.

The technology is based on ART's proprietary time domain optical imaging technology. With the use of specialized laser sources and sensitive detectors, it non-invasively images tissue in-vivo and reveals the biological distribution and concentration of fluorescent-labeled markers, which are introduced into tissue as part of the testing process for new therapeutic and diagnostic drugs. In turn, the small animal molecular imager can help researchers and pharmaceutical companies quickly demonstrate the effectiveness of a potential drug or observe its side effects on organs not targeted by the drug.

About NIH

Founded in 1887, the National Institutes of Health today is one of the world's foremost medical research centers, and the Federal focal point for medical research in the United States. The NIH, comprising 27 separate Institutes and Centers, is one of eight health agencies of the Public Health Service which, in turn, is part of the U.S. Department of Health and Human Services.

Simply described, the goal of NIH research is to acquire new knowledge to help prevent, detect, diagnose, and treat disease and disability, from the rarest genetic disorder to the common cold. The NIH mission is to uncover new knowledge that will lead to better health for everyone. NIH works toward that mission by: conducting research in its own laboratories; supporting the research of non-Federal scientists in universities, medical schools, hospitals, and research institutions throughout the country and abroad; helping in the training of research investigators; and fostering communication of medical and health sciences information.

About GE Medical Systems

GE Medical Systems is a $9 billion global leader in medical imaging, interventional procedures, healthcare services, and information technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography, electron beam tomography, magnetic resonance, ultrasound and bone mineral densitometry, positron emission tomography, nuclear medicine, and a comprehensive portfolio of clinical and business services. For more than 100 years, health care providers worldwide have relied on GE Medical Systems for high quality medical technology and productivity solutions. For more information about GE Medical Systems, visit our Web site at www.gemedical.com.

About ART

ART Advanced Research Technologies Inc., is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is SAMI(TM) (Small Animal Molecular Imager), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. SAMI is distributed worldwide by GE Medical Systems. The second is SoftScan(R), a medical imaging device that detects, diagnoses and characterizes breast cancer lesions, and will be used for the analysis of breast cancer lesions and the monitoring of treatments. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site at www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

[LOGO] ART

News release
For immediate publication

                  ART CLOSES US$ 10,3 MILLION PRIVATE PLACEMENT

MONTREAL, Canada, September 23, 2003 - ART Advanced Research Technologies Inc.
(ART) (TSX "ARA"), a leading developer of bio-optical imaging technologies, is pleased to announce that it has completed as of September 22, 2003 a private placement of US$ 10,3 million. Synerglobe Capital Ltd., a European private merchant bank, acted as principal intermediary and Kingsdale Capital Partners Inc., a Canadian corporate finance firm, as part of the agency group. ART intends to use the proceeds of this private placement as part of its working capital.

"We are delighted of the ongoing support and confidence that we have received from the international investment community", stated Micheline Bouchard, President and Chief Executive Officer of ART. "This important milestone in ensuring the financial stability of ART is yet another example of the effective partnerships that ART has developed with Synerglobe Capital Ltd. and other strategic business and financial partners over the years", added Ms. Bouchard.

About ART

ART Advanced Research Technologies Inc., is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is SAMI(TM) (Small Animal Molecular Imager), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. SAMI(TM) is distributed worldwide by GE Medical Systems. The second is SoftScan(R), a medical imaging device that detects, diagnoses and characterizes breast cancer lesions, and will be used for the analysis of breast cancer lesions and the monitoring of treatments. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site at www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For more information

ART Advanced Research Technologies Inc.
Jacques Bedard(jbedard@art.ca)
Senior Vice President, Finance and Administraton and Chief Financial Officer
Sebastien Gignac(sgigac@art.ca)
Vice President, Corporate Affairs, Secretary and General
Counselt
(514) 832-0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Media - Dominic Sicotte: dsicotte@renmarkfinancial.com
Tel.: 514-939-3989; www.renmarkfinancial.com

[LOGO] ART

                                                       News release
                                                       For immediate publication

       ART Announces First Quarter Results for Fiscal Year ending December
                                    31, 2003

Montreal, Canada, September, 29, 2003 - ART Advanced Research Technologies Inc.
(ART) (TSX "ARA"), a leading developer of bio-optical imaging technologies, is pleased to announce its financial results for the first quarter ended July 31, 2003 of fiscal year ending December 31, 2003 where it reported a net loss of US $ 2,074,445 or $0.08 per share as compared to a net income of US $ 1,445,912 or $0.07 per share for the same period last year. Last year's net income is the result of the profit generated from the divestiture of the ISIS thermal imaging division.

Financial Results (in U.S. dollars)

No revenue was recorded during the first quarter ended July 31, 2003 as the launch of SAMI was held in June 2003.

During the first quarter ended July 31, 2003, research and development expenditures net of R-D tax credits ($142 000 for the quarter ended July 31, 2003 and $143 000 for the quarter ended July 31, 2002) were $1 256 000 compared to $813 000 for the three months ended July 31, 2002. The increase in the first quarter ended July 31, 2003 of fiscal year ending December 31, 2003 compared to the first quarter ended July 31, 2002 of fiscal year ended April 30, 2003 reflects the costs associated with the ongoing clinical trials with the McGill University Health Centre in Montreal and Sunnybrook Women's and Health Sciences Centre in Toronto, and the final development of the commercial SAMI unit. The Company follows a conservative approach that consists of treating all investments in R&D, along with the cost of clinical trials, as expenses when incurred, and not capitalizing any development expenditures.

Selling, general and administrative expenses were $702 000 for the three months ended July 31, 2003 compared to $666 000 for the three months ended July 31, 2002. The increase in SG&A expenses in the first quarter of fiscal year ending December 31, 2003 compared to the first quarter of fiscal year ended April 30, 2002 is mainly due to an increase in the activity level related to the commercial launch of SAMI.

Foreign exchange gain or (loss) was a loss of $89 000 for the three months ended July 31, 2003 compared to a gain of $172 000 for the three months ended July 31, 2002. The US dollar depreciated compared to the CDN dollar, which resulted in a loss of $89 000. During the same quarter of last fiscal year the US dollar appreciated compared to the CDN dollar which resulted in a gain of $172 000. To protect itself against adverse exchange rate movements, the Company maintains a US dollar bank account to assume US dollar payments.

Profit from discontinued operations for the first quarter ended July 31, 2003 was nil compared to a gain of $2 488 000 for the first quarter ended July 31, 2002. The discontinued operations represent the ISIS thermal imaging division sold whose net operating expenses were reclassified under this line.

As a result, the loss for the continued operations for the three month period ended July 31, 2003 was $2 074 000 compared to a loss of $1 042 000 for the same quarter last year.

As at July 31, 2003, pro-forma of private placement concluded on September 22, 3003, ART had cash and cash equivalents of $12 058 000. This does not account for government assistance receivable for $1 063 000.

The monetary amounts appearing in this press release are in U.S. dollars, unless indicated otherwise.

Recent Highlights

ART completes private placement of US $ 10,3 million

First sale of SAMI(TM) to U.S. National Institutes of Health

Start of SAMI(TM) worldwide commercialization by GE Medical Systems

Start of a Multi-Centre Clinical Trial with ART and Ottawa Regional Women's Breast Health Centre of the Ottawa Hospital

Change in ART's financial year end

ART closes private placement of US $ 10,3 million

On September 22, 2003, ART completed a private placement of US$ 10,3 million. Synerglobe Capital Ltd., a European private merchant bank, acted as principal intermediary and Kingsdale Capital Partners Inc., a Canadian corporate finance firm, as part of the agency group. ART intends to use the proceeds of this private placement as part of its working capital.

"We are delighted of the ongoing support and confidence that we have received from the international investment community", stated Micheline Bouchard, President and Chief Executive Officer of ART. "This important milestone in ensuring the financial stability of ART is yet another example of the effective partnerships that ART has developed with Synerglobe Capital Ltd. and other strategic business and financial partners over the years", added Ms. Bouchard.

ART and GE Medical Systems announce first sale of SAMI(TM) to U.S National Institutes of Health

"ART is very pleased to announce the sale of the first SAMI(TM) three months after its commercial launch," said Micheline Bouchard, President and Chief Executive Officer of ART. "We are proud that the NIH has chosen to work with SAMI(TM) since the NIH is one of the world's most prestigious research centers. We are confident that SAMI(TM) will be a great market success, as it accelerates the development process of new drug development," added Ms. Bouchard.

ART's system, called the Small Animal Molecular Imager (SAMI(TM)), is an optical fluorescence molecular imaging device developed to help pharmaceutical companies and research laboratories to better understand disease and reduce the development cycle for new drugs.

"GE Medical Systems is very excited that ART's bio-optical imaging technology will be applied in critical research to develop cures for childhood diseases," said Eric Stahre, General Manager of Genomics and Molecular Imaging at GE Medical Systems.

Start of SAMI(TM) worldwide commercialization by GE Medical Systems

ART's pre-clinical optical molecular imaging device, SAMI(TM), was exhibited by GE Medical Systems during the Academy of Molecular Imaging (AMI) International Conference held from September 21 to 27, 2003 in Madrid, Spain. The AMI is an international organization that builds the school of thought, scientific paradigms and clinical practices of Molecular Imaging to advance the growing field of Molecular Medicine.

ART announces the Start of a Multi-Centre Clinical Trial with Ottawa Regional Women's Breast Health Centre of the Ottawa Hospital

ART has received approvals - from both Health Canada and the Ottawa Health Research Institute Ethics Board - to begin this clinical trial entitled Optical Characterization of Breast Tissue. Dr. Nathalie Duchesne, radiologist and Head of Breast Imaging and Intervention at the Ottawa Regional Women's Breast Health Centre, will be acting as principal investigator of this first clinical collaboration between Ottawa Regional Women's Breast Health Centre and ART. The objective of this study is to acquire biological data on a broad range of breast tissue, including targeted breast lesions. This data will be used in the final development of the SoftScan(R) image processing system and to characterize the signatures of malignant and benign breast lesions for diagnostic purposes.

"ART is very pleased to begin its clinical collaboration with the Ottawa Regional Women's Breast Health Centre," stated Ms. Micheline Bouchard, President and Chief Executive Officer of ART. "We are privileged to be once again collaborating with Dr. Nathalie Duchesne, who acted as Principal Investigator when she was affiliated with St-Sacrement Hospital of Quebec City during ART's initial clinical trials conducted at the Clinique radiologique Audet, in the year 2000," commented Ms. Bouchard.

ART announces change in its financial year end

ART announces that it has changed the ending date of its financial year end from April 30 to December 31. The change in the financial year end is effective as of December 31, 2003 and as a result, annual financial statements will be prepared for the period ending December 31, 2003. The change in the financial year end from April 30 to December 31 is being made by ART so that it may be comparable to most other companies in the bio-optical imaging sector.

About ART

ART Advanced Research Technologies Inc., is a leader in bio-optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is SAMI(TM) (Small Animal Molecular Imager), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. SAMI(TM) is distributed worldwide by GE Medical Systems. The second is SoftScan(R), a medical imaging device that detects, diagnoses and characterizes breast cancer lesions, and will be used for the analysis of breast cancer lesions and the monitoring of treatments. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site www.art.ca.

THE COMPANY WILL HOLD A CONFERENCE CALL THIS AFTERNOON AT 4:30 a.m.

TO PARTICIPATE, PLEASE DIAL 1-800-273-9672.

To listen to the recording, please dial: 1-800-408-3053 (code: 1482159)

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties or other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

For more information:

ART Advanced Research Technologies Inc.
Jacques Bedard (jbedard@art.ca)
Senior Vice President Finance & Administration and Chief Financial Officer Nadia Martel (nmartel@art.ca
Vice President, Strategic Alliances and Business Development
Tel.: 514-832-0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Media - Dominic Sicotte: dsicotte@renmarkfinancial.com
Tel.: 514-939-3989; www.renmarkfinancial.com

ART Advanced Research Technologies Inc.
Consolidated Balance Sheets
(in thousand of U.S. dollars)

============================================================================================================

------------------------------------------------------------------------------------------------------------
                                                                              July 31, 2003   April 30, 2003
                                                                               (Unaudited)
ASSETS
Current assets
     Cash                                                                       $    112        $    830
     Term deposit, 2.65%, maturing in April 2004                                     214             209
     Term deposits, 0.52% to 0.85%, maturing in August 2003                          957              --
     Commercial papers, 1.01% to 2.90%, maturing from June to August 2003          1,003           3,648
     Commercial paper, 0.95%, maturing in Sept. 2002                                 502              --
     Accounts receivable                                                             115             125
     Investment tax credit receivable                                              1,063             906
     Inventories                                                                     206              --
     Prepaid expenses                                                                291             241
                                                                                --------        --------
                                                                                   4,463           5,959
                                                                                --------        --------

Fixed assets                                                                         404             386
                                                                                --------        --------
Other assets
    Restricted cash                                                                   --             556
    Deposit                                                                            4               4
    Patents (Note 2)                                                               1,175           1,127
                                                                                --------        --------
                                                                                   1,179           1,687
                                                                                --------        --------
                                                                                $  6,046        $  8,032
                                                                                ========        ========
LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                                    $  1,737        $  1,819
                                                                                --------        --------
SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants                                         56,265          56,265
Deficit                                                                          (51,635)        (49,561)
Cumulative translation adjustments                                                  (321)           (491)
                                                                                --------        --------
                                                                                   4,309           6,213
                                                                                --------        --------
                                                                                $  6,046        $  8,032
                                                                                ========        ========

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Consolidated Operations and Deficit
(in thousand of U.S. dollars except per share amounts)

======================================================================================================
                                                                           Three months ended

------------------------------------------------------------------------------------------------------
                                                                   July 31, 2003         July 31, 2002
                                                                               (Unaudited)
Revenues                                                           $         --          $         --
                                                                   ------------          ------------

Operating expenses
     Research and development expenses                                    1,256                   813
     Selling, general and administrative expenses                           702                   666
     Depreciation expense                                                    38                    33
                                                                   ------------          ------------
                                                                          1,996                 1,512
                                                                   ------------          ------------
Operating loss                                                          (1,996)               (1,512)
Interest income                                                             11                     8
Foreign exchange gain (loss)                                               (89)                  172
                                                                  ------------          ------------
Loss from continuing operations before taxes                            (2,074)               (1,332)
Current income taxes recovered                                              --                   290
                                                                  ------------          ------------
Loss from continuing operations                                         (2,074)               (1,042)
Profit (loss) from discontinued operations                                  --                 2,488
                                                                  ------------          ------------
Net profit or (loss)                                                    (2,074)                1,446
Deficit, beginning of year                                              49,561                42,309
Share issue expenses                                                        --                    --
                                                                  ------------          ------------
Deficit, end of period                                            $     51,635          $     40,863
                                                                   ============          ============

Basic and diluted earnings (loss) per share

    continuing operations                                          $      (0.08)         $      (0.05)
                                                                   ============          ============

    discontinued operations                                        $         --          $       0.12
                                                                   ============          ============

Basic and diluted net earnings (net loss) per share                $      (0.08)         $       0.07
                                                                   ============          ============

Basic and diluted weighted average number of common shares           26,673,341            20,527,126
outstanding (Note 2)                                               ============          ============

Number of common shares outstanding, end of period                   26,673,341            20,530,661
                                                                   ============          ============

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Consolidated Cash Flows
(in thousand of U.S. dollars )

========================================================================================
                                                                Three months ended
----------------------------------------------------------------------------------------
                                                          July 31, 2003    July 31, 2002
                                                                    (Unaudited)
OPERATING ACTIVITIES
Net loss                                                     $(2,074)         $ 1,446
Non-cash item
     Depreciation expense                                         38               33
Decrease (increase) in current assets                                              --
     Accounts receivable                                          13               68
     Investment tax credit receivable                           (142)            (120)
     Inventories                                                (211)              --
     Prepaid expenses                                            (46)             (34)
Increase (decrease) in current liabilities
     Accounts payable and accrued liabilities                   (122)             257
     Current income taxes recovered                               --            1,026
                                                             -------          -------
Cash flows from continuing operating activities               (2,544)           2,676
Cash flows from discontinued activities                           --           (4,318)
                                                             -------          -------
Cash flows from operating activities                          (2,544)          (1,642)
                                                             -------          -------
INVESTING ACTIVITIES
Decrease (increase) of short-term investments                  2,779            1,628
Increase in fixed assets                                         (48)              (5)
Increase in other assets                                         554             (553)
                                                             -------          -------
Cash flows from continuing investing activities                3,285            1,070
Cash flows from discontinued activities                           --            5,500
                                                             -------          -------
Cash flows from investing activities                           3,285            6,570
                                                             -------          -------
FINANCING ACTIVITIES
Share issue                                                       --                3
                                                             -------          -------
Cash flows from financing activities                              --                3
                                                             -------          -------
Net increase (decrease) in cash and cash equivalents             741            4,931
Effect of foreign currency translation adjustments                --             (175)
Cash and cash equivalents, beginning of year                     830              697
                                                             -------          -------
Cash and cash equivalents, end of period                     $ 1,571          $ 5,453
                                                             =======          =======

CASH AND CASH EQUIVALENTS
Cash                                                         $   112          $   259
Term deposits                                                    957            4,500
Commercial papers                                                502              694
                                                             -------          -------
                                                             $ 1,571          $ 5,453
                                                             =======          =======
Supplemental disclosure of cash flows information
Interest received                                            $    11          $     8

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(in thousand of U.S. dollars )

--------------------------------------------------------------------------------
1.    BASIS OF PRESENTATION

      These interim financial statements as at July 31, 2003 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

      The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

      The Company has changed it's fiscal year-end from April 30 to December 31. Therefore the Company will complete the current fiscal year, of 8 months, on December 31, 2003

--------------------------------------------------------------------------------
2.    ACCOUNTING POLICIES

      Patents

      Patents are recorded at cost and are amortized according to the straight-line method over a five-year period commencing in the year the related products are marketed. Information relating to the patents is detailed as follows:.

                                                                 July 31, 2003
                                                                 -------------

      Gross carrying value                                          $1,175
      Accumulated amortization                                          --
                                                                    ------
      Net carrying value                                            $1,175
                                                                    ======

      Amount of patents that were acquired since the
      beginning of the year                                         $   25
                                                                    ======

      Basic and diluted loss per common share and information pertaining to number of shares

      The Company used the treasury stock method to determinate the dilutive effect of the share purchase warrants and the stock options. Per share amounts have been computed according to the weighted average number of common shares outstanding for all periods presented. Diluted loss per share is calculated by adjusting outstanding shares to take into account the dilutive effect of stock options and share purchase warrants. For all of the periods presented, the effect of stock options and share purchase warrants was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basis and dilutive net loss per share.

      Stock options and share purchase warrants outstanding:

                                                                        July 31, 2003      July 31, 2002
                                                                        -------------      -------------
      Number of stock options and purchase warrants outstanding:
          - to directors, officers and employees                          1,498,500          1,386,400
          - to consultants and others                                     2,470,237          1,575,000
                                                                         ----------         ----------
                                                                          3,968,737          2,961,400
                                                                         ==========         ==========

      Weighted average exercise price
          - to directors, officers and employees                         $     4.02         $     5.48
                                                                         ==========         ==========
          - to consultants and others                                    $     5.66         $     7.48
                                                                         ==========         ==========

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(in thousand of U.S. dollars )

--------------------------------------------------------------------------------
1.    BASIS OF PRESENTATION

      These interim financial statements as at July 31, 2003 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

      The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(in thousand of U.S. dollars )

--------------------------------------------------------------------------------
3     SEGMENT INFORMATION

      Following the disposal of the industrial division during the first quarter of the year ended April 31, 2003, only the bio-optical imaging segment remains for decision making and performance assessment purposes.

--------------------------------------------------------------------------------
4.    STOCK-BASED COMPENSATION PLANS

      As at July 31, 2003, the Company offered a compensation plan to employees, which is described in the consolidated financial statements for the year ended April 30, 2003. During the first quarter ended July 31, 2003, the Company has granted 25,900 stock options. The average exercise price is $1.28. The Company does not record any compensation expense. Had compensation cost been determined using the fair value-based method at the grant date of stock options awarded to employees, the net loss per share would have been reduced to the pro forma amounts indicated in the following table:

        (in thousand of U.S. dollars except                Three months ended
        per share amounts)                                   July 31, 2003
                                                           ------------------

      Net loss
        As reported                                             $(2,074)
        Pro-forma                                               $(2,126)

      Basic and diluted loss per share
        As reported                                             $ (0.08)
        Pro-forma                                               $ (0.08)

      To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting period of the stock options.

      The pro forma effect on net loss of the period is not representative of the pro forma effect on net loss of the future periods because it does not take into consideration the pro forma compensation cost related to stock options awarded prior to May 1, 2002. The fair value of the stock options granted was estimated on the grant date using the Black & Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the year:

                              -     Expected dividend yield: none

                              -     Expected volatility :70%

                              -     Risk-free interest rate for the 1st quarter:
                                    4.36%

                              -     Expected life: 7 years

      The fair value of stock options granted during the first quarter ended July 31, 2003 was $0.89.

--------------------------------------------------------------------------------
5.    SUBSEQUENT EVENTS

      ART has concluded a private placement of US $10.3 million, on September 22, 2003. The company intends to use the proceeds of this private placement as part of its working capital.

The accompanying notes are an integral part of the consolidated financial statements.